SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For January 17, 2019

Commission File Number 1-38455

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notification of managers`transactions according to article 19 MAR

Via Fax to BaFin (+49(0)228/4108-62963) and to the issuer

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr. Malte Peters

2	Reason for the notification

a)	Position/status	Member of the managing body

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	MorphoSys AG

b)	LEI	529900493806K77LRE72

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument. type of instrument Identification code	Shares ISIN DE0006632003

b)	Nature of the transaction	Disposal

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		103,40 €	33.811,80 €
		103,30 €	67.868,10 €
		103,20 €	5.779,20 €
		103,50 €	7.141,50 €
		103,30 €	12.602,60 €
		103,30 €	5.268,30 €
		103,30 €	1.859,40 €
		103,30 €	9.503,60 €
		103,30 €	3.202,30 €
		103,30 €	13.842,20 €
		103,30 €	12.292,70 €
		103,30 €	12.602,60 €
		103,30 €	9.297,00 €
		103,30 €	3.305,60 €
		103,30 €	3.305,60 €
		103,30 €	8.677,20 €
		103,30 €	10.020,10 €

103,30 €	12.602,60 €
103,30 €	12.912,50 €
103,20 €	18.885,60 €
103,20 €	23.529,60 €
103,20 €	10.836,00 €
103,20 €	13.312,80 €
103,20 €	15.480,00 €
103,20 €	24.045,60 €
103,20 €	17.337,60 €
103,20 €	2.064,00 €
103,20 €	16.512,00 €
103,20 €	10.216,80 €
103,20 €	16.305,60 €
103,20 €	9.288,00 €
103,20 €	8.772,00 €
103,20 €	8.772,00 €
103,20 €	22.084,80 €
103,20 €	12.280,80 €
103,20 €	14.448,00 €
103,20 €	28.896,00 €
103,20 €	2.373,60 €
103,20 €	12.796,80 €
103,20 €	17.647,20 €
103,20 €	22.807,20 €
103,20 €	5.056,80 €
103,20 €	19.195,20 €
103,20 €	12.590,40 €
103,20 €	8.152,80 €
103,20 €	19.195,20 €
103,20 €	19.195,20 €
103,20 €	11.971,20 €
103,20 €	6.501,60 €
103,20 €	4.024,80 €
103,20 €	4.231,20 €
103,20 €	16.924,80 €
103,20 €	4.334,40 €
103,00 €	26.265,00 €
103,00 €	11.433,00 €
103,00 €	11.433,00 €
103,00 €	4.532,00 €
103,00 €	12.566,00 €
103,00 €	1.133,00 €
103,00 €	8.549,00 €
103,00 €	8.034,00 €

		103,00 €	25.956,00 €
		103,00 €	3.193,00 €
		103,00 €	17.819,00 €
		103,20 €	98.659,20 €
		103,20 €	2.064,00 €
		103,20 €	2.064,00 €
		103,20 €	2.064,00 €
		103,20 €	2.064,00 €
		103,20 €	6.398,40 €
		103,20 €	10.113,60 €
		103,20 €	2.476,80 €
		103,20 €	2.064,00 €
		103,20 €	3.199,20 €
		103,50 €	12.937,50 €
d)	Aggregated information - Aggregated volume	980978,20€

	- Price	103,21€

e)	Date of the transaction	2019-01-15; UTC+1

f)	Place of the transaction	XETRA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORPHOSYS AG (Registrant)

Date: January 17, 2019	By:	/s/ Jens Holstein
Name: Jens Holstein
Title: CFO

	By:	/s/ Alexandra Goller
Name: Alexandra Goller
Title: Director Corporate Communications and Investor Relations